Exhibit 2.2

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”) is entered into as of the 18th day of November, 2003, between LMC Sub One, Inc., a Delaware corporation (“Assignor”), and LMC LLC One, LLC, a Delaware limited liability company (“Assignee”).

WHEREAS, Assignor, Lockheed Martin Corporation, a Maryland corporation and corporate parent of Assignor (“LMC”), and The Titan Corporation, a Delaware corporation (“Titan”) are parties to an Agreement and Plan of Merger dated as of September 15, 2003 (the “Merger Agreement”), pursuant to which Titan will be merged with and into Assignor (or, under certain circumstances, Assignor will be merged with and into Titan) after which Assignor (or Titan, as the case may be), as successor in the merger, will continue to exist under Delaware law as a wholly owned subsidiary of LMC;

WHEREAS, pursuant to Section 9.5 of the Merger Agreement and subject to reassignment back to Assignor pursuant to Section 2 below, Assignor desires to assign to Assignee all of its rights and obligations under the Merger Agreement, and Assignee desires to assume Assignor’s obligations under the Merger Agreement;

WHEREAS, Assignee was formed solely to effect the Merger Agreement by filing the Certificate of Formation attached hereto as Exhibit A; and

WHEREAS, as a result of the assignment effected hereby and upon consummation of the Reverse Merger (as defined in the Merger Agreement), such Certificate of Formation will become the governing document of the surviving legal entity.

NOW, THEREFORE, in consideration of the sum of $1.00 and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

1.	Assignor hereby assigns to Assignee all of Assignor’s rights and obligations under the Merger Agreement, and Assignee hereby assumes and agrees to perform and comply with all of the terms, provisions, covenants and conditions of the Merger Agreement, it being agreed that Assignor continues to be responsible for its obligations under the Merger Agreement.

2.	In the event that the closing condition set forth in Section 7.3(f) of the Merger Agreement is not satisfied, Assignee hereby agrees to reassign its rights and obligations under the Merger Agreement back to Assignor in a form substantially in accordance with this Agreement.

3.	Nothing in this Agreement shall in any way create or enlarge the rights of any third parties.

4.	This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to the conflict of law principles thereof).

IN WITNESS WHEREOF, Assignor and Assignee have executed this Agreement on this 18th day of November, 2003.

LMC SUB ONE, INC.

By:	/s/ David A. Dedman

Name: David A. Dedman Title: Vice President

LMC LLC One, LLC

By:	/s/ David A. Dedman

Name: David A. Dedman Title: Vice President

Exhibit A to

Assignment and Assumption

Agreement

CERTIFICATE OF FORMATION

OF

LMC LLC ONE, LLC

This Certificate of Formation of LMC LLC One, LLC (the “LLC”), dated as of September 11, 2003, is being duly executed and filed by Karen J. Barrett, as an authorized natural person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. Sec 18-101, et seq.) and it is hereby certified that:

FIRST: The name of the limited liability company formed hereby is LMC LLC One, LLC.

SECOND: The address of the registered office of the LLC in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

THIRD: The name and address of the registered agent for service of process on the LLC in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Karen J. Barrett

Karen J. Barrett Authorized Person